Exhibit E
July 6, 2009
Board of Directors and Audit Committee
Telefónica de Argentina S.A.
Huergo 723, C1107AOH
Buenos Aires, Argentina
Dear Members of the Board of Directors and the Audit Committee:
     We understand that Telefónica, S.A., a Spanish corporation (“Parent”) and the parent of Telefónica de Argentina S.A., an Argentine corporation (the “Company”), has issued a Unilateral Declaration of Will to acquire (the “Offer”) any and all of the outstanding Class B Ordinary Shares, nominal value AR$ 0.10 per share (“Class B Shares”), of the Company, including those Class B Shares underlying the Company’s American Depositary Receipts (“ADRs”), not currently held by Parent or its affiliates (Parent and its affiliates being the “Excluded Holders”). Pursuant to the Offer, Parent will pay the holders of Class B Shares (other than Excluded Holders) AR$ 1.0 in cash for each Class B Share (the “Consideration”). The Offer is the consequence of a minority shareholder demand to Parent to have such shareholder’s shares bought in accordance with the Argentine Decree 677/2001 regarding the transaparency of public stock offerings.
     You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Class B Shares (other than Excluded Holders) of the Consideration to be paid to such holders in the Offer.
     In connection with this opinion, we have:
(i)	Reviewed the financial terms of the Offer;

(ii)	Analyzed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed the business plan, including related financial forecasts, and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;
Av. Alicia M. de Justo 140, C1107AAD, Buenos Aires. Teléfono (5411) 4319 5800 | Fax (5411) 5137 5974 | Web www.mba-lazard.com.

Board of Directors and Audit Committee
Telefónica de Argentina S.A.
July 6, 2009

(vi)	Reviewed the financial terms of certain precedent transactions involving companies in lines of business we believe to be generally relevant in evaluating the Offer;

(vii)	Reviewed historical stock prices and trading volumes of the Class B Shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.
     We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with such valuation or appraisal. With respect to the business plan, including related financial projections, that we have reviewed, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.
     Further, our opinion is necessarily based on economic, monetary, market (including Emerging Market Bond Index) and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which Class B Shares or the ADRs may trade at any time subsequent to the announcement of the Offer.
     In rendering our opinion, we have assumed, with your consent, that the Offer will be consummated in accordance with its terms, without any waiver or modification of any material terms or conditions. We do not express any opinion as to any tax or other consequences that might result from the consummation of the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Offer (other than the Consideration to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of Parent or the Company.
     MBA Lazard Banco de Inversiones S.A. was engaged to provide an opinion to the Board of Directors and the Audit Committee of the Company in connection with the Offer and will receive a fee for our services (without regard to the content hereof). We in the past have provided, currently are providing and in the future may provide investment banking services to the Company, Parent and/or certain of their respective affiliates, for which we have received and may receive compensation. In addition, in the ordinary course of their respective businesses, MBA Lazard Banco de Inversiones S.A., and its affiliates or related parties may actively trade securities of the Company and/or the

Board of Directors and Audit Committee
Telefónica de Argentina S.A.
July 6, 2009

securities of Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of MBA Lazard Banco de Inversiones S.A.
     In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor were we requested to consider, and our opinion does not address the relative merits of, the Offer as compared to any other transaction or business strategy in which the Company might engage.
     Our engagement and the opinion expressed herein are for the benefit of the Board of Directors and the Audit Committee of the Company and our opinion is rendered to the Board of Directors and the Audit Committee of the Company in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to whether such holder should tender such holder’s Class B Shares into the Offer.
     Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of the Class B Shares (other than Excluded Holders) in the Offer is fair, from a financial point of view, to such holders.

Very truly yours, MBA LAZARD BANCO DE INVERSIONES S.A.

Gregorio M. Charnas
Managing Director

Santiago Alsina
Director Corporate Finance